NEW YORK, NY WASHINGTON, DC CHICAGO, IL STAMFORD, CT PARSIPPANY, NJ BRUSSELS, BELGIUM AFFILIATE OFFICES JAKARTA, INDONESIA MUMBAI, INDIA	KELLEY DRYE & WARREN LLP A LIMITED LIABILITY PARTNERSHIP TYSONS CORNER 8OOO TOWERS CRESCENT DRIVE Suite 1200 VIENNA, VIRGINIA 22182 (703) 918-2300	FACSIMILE (703) 918-2450 WWW.KELLEYDRYE.COM JOHN J. MCDONALD (703) 918-2396 JMCDONALD@KELLEYDRYE.COM

April 25, 2005

VIA FACSIMILE TRANSMISSION

Ms. Melinda Kramer
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0-0
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Netfran Development Corp. Schedule 14C

Dear Ms. Kramer:

I am writing in response to the supplementary verbal comments of the Staff of the Securities Exchange Commission (the “SEC”) received during our teleconference on April 25, 2005 regarding the revised draft preliminary Schedule 14C of Netfran Development Corp. (the “Company”) that I provided to you by facsimile transmission on April 4, 2005, which included changes in response to the initial verbal Staff comments which you provided during our teleconference on March 14, 2005.

For your convenience, I have included below a paraphrasing of the supplementary verbal Staff comments and keyed our responses accordingly.

In some of our responses, the Company has agreed to change or supplement the disclosures in the preliminary Schedule 14C that it filed. Please note that the Company is doing so in the spirit of cooperation with the Staff, and not because it believes that such filing is materially deficient or inaccurate. Accordingly, any amendment to the Company’s filings to implement these changes should not be taken as an admission that any prior disclosures were in any way deficient.

The Company represents that it will not assert the SEC’s review of the Schedule 14C as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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1. SEC Comment. Please revise the disclosure in the definitive Schedule 14C to include the disclosure that you provided in your April 4, 2005 comment response letter to the SEC concerning the manner in which the Company obtained the approval of stockholders collectively holding approximately 72% of the Company’s outstanding stock concerning the planned amendment of its articles of incorporation.

Response. We confirm that the disclosure in the definitive Schedule 14C to be filed by the Company will be revised to include the following paragraph:

The Articles of Amendment to our Articles of Incorporation were authorized by a written consent in lieu of stockholder meeting executed pursuant to Section 607.0704 of the Florida Business Corporations Act, as amended, by the nine (9) persons and entities who collectively hold approximately 72% of the Company’s outstanding stock (all of whom are listed in the schedule entitled “Securities Ownership of Management and Principal Stockholders” in this Schedule 14C). On February 23, 2005, Arne Dunhem, our Chairman, President and Chief Executive Officer, held a conference call with such stockholders in which he discussed the proposed Articles of Amendment to our Articles of Incorporation. Immediately thereafter, Mr. Dunhem circulated the written consent to such stockholders by electronic mail and each such stockholder then executed the written consent and returned a signed written consent to the Company.

2. SEC Comment. Please confirm that one of the Form 8-K’s referenced in the last paragraph of the draft Schedule 14C under the heading “Change of Control” includes disclosure of the purchase by Ariel Way of 300,000 shares of Company common stock from Elliot Krasnow.

Response. We confirm that the purchase by Ariel Way of 300,000 shares of Company common stock from Mr. Krasnow is disclosed in the Form 8-K filed by the Company on February 8, 2005, which is referenced in the last paragraph of the draft Schedule 14C under the heading “Change of Control”.

3. SEC Comment. Please provide additional disclosure in the definitive Schedule 14C concerning the circumstances under which Messrs. Krasnow, Steinberg, Griffiths, Rowley and Bova resigned from the Company’s Board of Directors.

Response. We propose adding the following disclosure to the definitive Schedule 14C to be filed by the Company in response to this comment:

Messrs. Krasnow and Steinberg were each members of the management team associated with our franchising business, which we discontinued when we consummated the Acquisition and adopted Ariel Way’s business model of providing voice, data and converged highly secure global data solutions. Messrs. Krasnow and Steinberg each resigned from our Board of Directors in connection with the Acquisition and the resulting change of our business model and there were no disagreements between the Company and Messrs. Krasnow and Steinberg. Messrs. Griffiths, Rowley and Bova were members of the Ariel Way Board of Directors who served Ariel Way through its acquisition by the Company and thereby became members of our Board of Directors, but resigned from our Board of Directors following the consummation of such Acquisition due to demands on their time from other professional and personal activities. There we no disagreements between the Company and Messrs. Griffiths, Rowley and Bova.

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At your earliest convenience, please contact me to confirm that the above satisfactorily resolves the Staff comments and the definitive Schedule 14C, as revised to incorporate the changes discussed above, may be filed with the SEC. As we discussed, I will be traveling for the duration of this week (April 26th - 29th). As a result, the best way to contact me during such time will be via e-mail at jmcdonald@kelleydrye.com. Thanks very much for your understanding.

Sincerely,

/s/ John McDonald
John McDonald